UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview and Operating and Financial Review for the nine months ended September 30, 2015 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the nine months ended September 30, 2015.

Exhibit

The following exhibits are filed as part of this report on Form 6-K:

4.2	Pre-delivery Financing Agreement related to the Hilli conversion dated September 9, 2015 by and between Fortune Lianjing Shipping S.A. and Golar Hilli Corporation.

The information contained in this Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-196992), which was filed with the U.S. Securities and Exchange Commission on June 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: December 24, 2015	By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer
Golar Management Ltd.

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available for third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to the important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, and floating liquefaction natural gas vessel, or FLNGV, market trends, including charter rates, ship values and technological advancements;

•
changes in our ability to retrofit vessels as FSRUs and FLNGVs, our ability to obtain financing for such conversions on acceptable terms or at all, and the timing of the delivery and acceptance of such converted vessels;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of and demand for LNG carriers, FSRUs and FLNGVs;

•	a material decline or prolonged weakness in rates for LNG carriers or FSRUs;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGVs;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties to comply with their agreements with us;

•	changes in our relationships with our counterparties, including major chartering parties;

•	changes in the availability of vessels to purchase, the time it takes to construct new vessels, or vessels’ useful lives;

•	failure of shipyards to comply with delivery schedules on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP, or "Golar Partners";

•	changes in our relationship with Golar Partners;

•	changes to rules and regulations applicable to LNG carriers, FSRUs or FLNGVs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGVs to various ports;

•	our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	continuing turmoil in the global financial markets;

•	challenges by authorities to the tax benefits previously obtained under certain of our leasing arrangements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2015 and 2014. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited and any one or more of its consolidated subsidiaries, or to all such entities. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to management's discussion and analysis of financial condition and results of operations, including definitions of certain terms defined herein, please see our annual report on Form 20-F for the year ended December 31, 2014, which was filed with the Commission on April 30, 2015.

Overview

Together with our affiliate, Golar Partners, we are a leading independent owner and operator of LNG carriers and FSRUs. Collectively with Golar Partners, our fleet is comprised of nineteen LNG carriers and seven FSRUs. We also have one remaining newbuilding contract for the construction of an FSRU, expected to be delivered in the fourth quarter of 2017. In addition, we have entered into agreements for the conversion of three LNG carriers to FLNGVs, two with estimated deliveries between 2017 through early 2019 and the third with a delivery date that has not yet been determined.

Our vessels provide or have provided LNG shipping, storage and regasification services to leading players in the LNG industry including BG Group plc, or BG Group, Eni S.p.A, Petrobras Brasileiro S.A., Dubai Supply Authority, PT Pertamina (Pesero), Nigeria LNG Ltd. and many others.

Our business is focused primarily on providing reliable, safe and cost efficient LNG shipping and FSRU operations. We are seeking to further develop our business in other midstream areas of the LNG supply chain with particular emphasis on innovative floating liquefaction solutions.

Recent Developments

In October 2015, the Board authorized the issue of up to 500,000 share options to Directors and employees of the Company and its subsidiaries under the Company's existing share option scheme. The 500,000 issued options have a strike price of $56.70 per share which will be adjusted for each time the Company pays dividends. Fifty percent of recipients' allotted options will vest on October 21, 2018 and the remaining fifty percent on October 21, 2019. The exercise period is five years.

As previously disclosed, we entered into a Pool Agreement with Dynagas Ltd., or Dynagas, GasLog Carriers Ltd., or GasLog, and a pool manager equally owned by Dynagas, GasLog and Golar, or the Pool Manager, to form a LNG carrier pooling arrangement, or the Cool Pool, to market LNG carriers (154,000 - 162,000 cbm) that are currently operating in the LNG shipping spot market. In October 2015, the Cool Pool successfully commenced its operations.

In November 2015, we entered into a memorandum of agreement with a subsidiary of China Merchant Bank Financial Leasing, or CMBL, under which we agreed to sell, and the subsidiary of CMBL agreed to buy, the Golar Tundra upon satisfaction of certain conditions precedent on or before December 31, 2015, for the purchase price of the lower of $203.6 million or the Golar Tundra’s fair market value. Simultaneously in November 2015, we entered into a bareboat charter party agreement with the subsidiary of CMBL, pursuant to which, as part of the sale and leaseback transaction, we agreed to charter the Golar Tundra from the subsidiary of CMBL for a 10 year period beginning upon delivery of the Golar Tundra from the subsidiary of CMBL to us. The bareboat charter provides us with several options to purchase the Golar Tundra during the charter period, with the earliest from the end of the third year of the bareboat charter, and requires us to purchase the Golar Tundra at the end of the 10 year charter if we have not previously exercised a purchase option. We drew down on the financing arrangement upon delivery of the vessel in November 2015. The financing arrangement is provided by CMBL on a charter-free basis and has a 16 year amortization profile. The financing arrangement resulted in excess cash of approximately $50 million over and above the final delivery payment to the shipyard. As part of this financing commitment CMBL also provided a parallel facility to refinance the Golar Partners owned FSRU, Golar Eskimo. Golar Partners drew down on the facility in November 2015, using $100 million of the proceeds to settle the remaining balance on the vendor bridging loan granted by us in connection with the disposal of the Golar Eskimo to Golar Partners.

In November 2015, we entered into a contract to provide West African Gas Limited, or WAGL, with FSRU services to support their LNG import operations in Ghana. WAGL is jointly owned by subsidiaries of the Nigerian National Petroleum Corporation with 60% and Sahara Energy Resource Ltd with 40%. The joint venture is developing an LNG import project at the port of Tema on the coast of Ghana, West Africa with a planned start up in the second quarter of 2016. The FSRU will be moored inside the port at a new jetty being built by WAGL. The contract is for an initial period of five years with the option for WAGL to extend for a further five years. The contract is for the provision of the newbuild FSRU Golar Tundra, which we took delivery of in November 2015.

In November 2015, we declared a dividend of $0.45 per share in respect of the quarter ended September 30, 2015 to holders of record on December 10, 2015, which is due to be paid on or about January 6, 2016. In addition, Golar Partners made a cash distribution of $0.5775 per unit in November 2015 in respect of the quarter ended September 30, 2015, of which we received $13.3 million of dividend income in relation to our ownership of Golar Partners’ common, subordinated and general partner units and incentive distribution rights, or IDRs, held at the relevant record date.

In November 2015, we agreed to repossess the Salju (formerly the Golar Viking) (based on a current vessel market valuation of $125 million) in consideration for extinguishment of the total outstanding balance on the loan from us of $138.5 million. Accordingly, as of September 30, 2015, we recognized an impairment provision (including repossession costs) of $15.0 million. In December 2015, we completed the repossession of the Salju from Equinox. Furthermore, in December 2015, we entered into a $62.5 million secured amortizing term loan facility, with certain lenders, to finance the Salju (formerly the Golar Viking) upon repossession of the Salju from Equinox. The $62.5 million secured amortizing term loan facility is repayable in quarterly installments of $1.3 million over a period of five years, with a final balloon payment of $37.8 million due on the final repayment date. The loan is repayable in five years and is interest bearing at LIBOR plus a margin.

Operating and Financial Review

Nine Month Period Ended September 30, 2015 Compared with the Nine Month Period Ended September 30, 2014

Vessels operations segment

	Nine Months Ended September 30,
(in thousands of $, except average daily TCE)	2015	2014	Change	% Change
Operating revenues	79,680	70,884	8,796	12%
Vessel operating expenses	(42,857)	(36,758)	(6,099)	17%
Voyage, charter-hire and commission expenses	(57,515)	(15,490)	(42,025)	271%
Administrative expenses	(20,100)	(13,270)	(6,830)	51%
Depreciation and amortization	(54,191)	(35,437)	(18,754)	53%
Gain on disposals to Golar Partners (includes amortization of deferred gain)	103,917	35,220	68,697	195%
Loss on disposal of vessel	(5,824)	—	(5,824)	100%
Impairment of vessel held for sale	(1,032)	—	(1,032)	100%
Dividend income	11,409	20,029	(8,620)	(43)%
Loss on sale of available-for-sale securities	(3,011)	—	(3,011)	100%
Other non-operating expense	—	(437)	437	100%
Interest income	4,786	609	4,177	686%
Interest expense	(51,622)	(5,353)	(46,269)	864%
Other financial items, net	(91,561)	(39,146)	(52,415)	134%
Income taxes	2,563	765	1,798	235%
Equity in net earnings of affiliates	10,133	15,112	(4,979)	(33)%
Net loss	(115,225)	(3,272)	(111,953)	3,422%
Net income attributable to non-controlling interests	(8,138)	—	(8,138)	100%
Net loss attributable to Golar LNG Ltd	(123,363)	(3,272)	(120,091)	3,670%
TCE (1) (to the closest $100)	16,200	35,800	(19,600)	(55)%

(1)	Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues increased by $8.8 million to $79.7 million for the nine months ended September 30, 2015 compared to $70.9 million for the same period in 2014. This was principally due to:

•
$35.9 million of additional revenues in 2015 from our five newbuild vessels which were delivered in the second half of 2014 (i.e. the Golar Bear, Golar Crystal, Golar Frost, Golar Glacier and Golar Penguin) reflecting both higher operating days and improved utilization for these vessels in 2015;

•
the effect of our three newbuild vessels delivered in the first quarter of 2015 (i.e. the Golar Snow, Golar Ice and Golar Kelvin) and also the availability of the Golar Grand and the Golar Eskimo, which were sold to and chartered back from Golar Partners in 2015, resulting in a further $6.7 million of additional revenues for the nine months ended September 30, 2015; and

•
a net contribution of $2.1 million to revenue in 2015 from our two vessels the Golar Celsius and the Golar Seal principally due to improved utilization of the Golar Celsius compensating for the additional offhire incurred by the Golar Seal in 2015.

This was partially offset by:

•
a reduction of $27.5 million in revenue from the Golar Arctic, as she was mostly offhire in 2015 pursuant to her redelivery in mid-February 2015 compared to her 100% utilization in the same period in 2014; and

•	a decrease of $4.2 million in revenue in respect of the Golar Igloo following her disposal to Golar Partners in March 2014.

Vessel operating expenses: Vessel operating expenses increased by $6.1 million to $42.9 million for the nine months ended September 30, 2015 compared to $36.8 million for the same period in 2014. The increase was primarily due to additional operating costs of $13.3 million in relation to our eight newbuilds delivered between May 2014 and February 2015. This was partially offset by a decrease in operating expenses arising from lower operating costs of $4.7 million in relation to the Golar Viking and the Golar Igloo following their disposal in February 2015 and March 2014, respectively.

The lower revenue and increased voyage expenses incurred by a higher number of our vessels which were idling during the period resulted in a lower daily time charter equivalent, or TCE, for the nine months ended September 30, 2015 of $16,200 compared to $35,800 for the same period in 2014.

Voyage, charter-hire and commission expenses: Voyage, charter-hire and commission expenses largely relate to charter-hire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage, charter-hire and commission expenses of $42.0 million to $57.5 million for the nine months ended September 30, 2015 compared to $15.5 million for the same period in 2014 was primarily due to:

•
$25.4 million of additional costs recognized in 2015 arising from the charter-back of the Golar Grand from Golar Partners, pursuant to the exercise of their option in February 2015, under the Option Agreement executed in connection with the disposal of the vessel to Golar Partners in 2012. Included within the $25.4 million, is an amount of $5.0million representing the incremental liability arising upon re-measurement of our guarantee obligation to Golar Partners net of the amortization of the liability to income in 2015;

•
$12.8 million of charter-hire expenses recognized relating to the charter-back of the Golar Eskimo from Golar Partners for the period from January 20 through to June 30, 2015. The charter-back arrangement with Golar Partners was in connection with the disposal of the Golar Eskimo in January 2015; and

•
$9.6 million of additional costs from our seven newbuildings delivered between September 2014 and February 2015, which suffered significant periods of off-hire in 2015. Accordingly, there were minimal comparable costs in 2014.

This was partially offset by a decrease in voyage expenses of $7.8 million arising from the disposal of the Golar Viking in February 2015.

Administrative expenses: Administrative expenses increased by $6.8 million to $20.1 million for the nine months ended September 30, 2015 compared to $13.3 million for the same period in 2014. This was primarily due to (i) an increase in salaries and benefits of $1.4 million mainly as a result of an increase in headcount; (ii) an increase in the share options charge of $3.2 million arising from share options granted in October 2014; (iii) an increase in legal and professional fees which can largely be attributed to the increase in our fleet with the delivery of our newbuilds and thus commercial activity; and (iv) increase in business development costs.

Depreciation and amortization: Depreciation and amortization increased by $18.8 million to $54.2 million for the nine months ended September 30, 2015 compared to $35.4 million for the same period in 2014. This was primarily due to $30.8 million of additional depreciation expense from our newbuildings. This was partially offset by lower depreciation and amortization expense of: (i) $3.5 million arising on the Golar Viking following her disposal in February 2015; (ii) $4.1 million in relation to the Hilli following the commencement of her conversion to a FLNGV resulting in the cessation of depreciation from July 2014; and (iii) $4.1 million in respect of the Gimi and the Gandria due to full amortization of their drydock costs in 2014. Given both vessels are in lay-up and candidates for FLNGV conversion no drydock has been scheduled for them in 2015.

Gain on disposals to Golar Partners (including amortization of deferred gain): In January 2015, we sold 100% of our interests in the companies that own and operate the FSRU, the Golar Eskimo, to Golar Partners and recognized a provisional gain on disposal of $103.6 million. The purchase consideration was $390.0 million for the vessel and charter, less the assumed bank debt of $162.8 million.

In March 2014, we sold a 100% interest in the company that owns and operates the FSRU, the Golar Igloo, to Golar Partners and recognized a provisional gain on disposal of $35.0 million. The purchase consideration was $310.0 million for the vessel, less the assumed bank debt of $161.3 million, plus purchase price adjustments of $7.2 million. Subsequently, in Q4 2014 this was finalized and adjusted to $43.3 million.

Loss on disposal of vessel: In February 2015, we sold the LNG carrier, Golar Viking, to Equinox at a sale price of $135.0 million resulting in a loss on disposal of $5.8 million.

Impairment of vessel held-for-sale: In April 2015, we acquired the LNG vessel, the LNG Abuja for $20.0 million. In July 2015, we sold her to a third party for $19.0 million. Accordingly, as of June 30, 2015, the vessel was classified as ''held-for-sale'', resulting in an impairment charge of $1.0 million recognized in the period.

Dividend income: We recognized dividend income relating to cash distributions received from Golar Partners in respect of our interests in common units and general partner interests (during the subordination period) and incentive distribution rights (or IDRs). The decrease in dividend income of $8.6 million to $11.4 million for the nine months ended September 30, 2015 compared to $20.0 million for the same period in 2014 was due to our sale of 7.2 million of our holding in the common units held of Golar Partners in January 2015.

Loss on available-for-sale securities: In January 2015, we completed a secondary offering of 7.2 million common units held in Golar Partners, at a price of $29.90 per unit. Following completion of the offering, which generated net proceeds of approximately $207 million, our ownership interest in Golar Partners, including subordinated units and general partner units, decreased to 30%. This resulted in a loss of $3.0 million.

Interest income: Interest income increased by $4.2 million to $4.8 million for the nine months ended September 30, 2015 compared to $0.6 million for the same period in 2014. The increase was primarily due to interest income arising on the $220 million vendor loan provided to Golar Partners in January 2015 to partly finance its acquisition of the Golar Eskimo. The vendor loan has a two year period and earns interest at a per annum rate of LIBOR plus a blended margin of 2.84%. In June 2015, Golar Partners repaid $120 million of the vendor loan. In addition, interest income was earned on the loan facilities provided to Equinox in connection with its acquisition of the Golar Viking in February 2015, which earns interest at a per annum rate of LIBOR plus a margin. However, we ceased recognition of interest income in the third quarter of 2015 as a result of the impairment of the Equinox loan in the period. There was no comparable interest income in the same period in 2014.

Interest expense: Interest expense increased by $46.2 million to $51.6 million for the nine months ended September 30, 2015 compared to $5.4 million for the same period in 2014 due to: (i) higher interest incurred on our $1.125 billion debt facility pursuant to the drawdown of additional funds upon delivery of the remaining four associated newbuilds in the fourth quarter of 2014; (ii) higher interest expense arising on the ICBC loan facilities (or ICBC variable interest entities 'VIE' loans) entered into by our consolidated VIEs (see notes 8 and 15 of our condensed consolidated financial statements for further discussion); and (iii) lower capitalization of deemed interest following the deliveries of our newbuilds.

Other financial items: Other financial items reported a loss of $91.6 million and $39.1 million for the nine months ended September 30, 2015 and 2014, respectively. The movement of $52.5 million was primarily due to:

Net realized and unrealized (losses) gains on interest rate swap agreements: Net realized and unrealized losses on interest rate swaps increased to a loss of $41.1 million for the nine months ended September 30, 2015 from a loss of $31.7 million for the same period in 2014, as set forth in the table below:

	Nine months ended September 30,
(in thousands of $)	2015	2014	Change	% change
Unrealized mark-to-market losses for interest rate swaps	(28,917)	(16,360)	(12,557)	77%
Interest expense on undesignated interest rate swaps	(12,163)	(15,307)	3,144	(21)%
	(41,080)	(31,667)	(9,413)	30%

As of September 30, 2015, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. The increase in market-to-market losses from our interest rate swaps is due to the decrease in long-term swap rates for the nine months ended September 30, 2015.

Unrealized (losses) gains on total return swap (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the DNB Bank ASA in connection with a share buy back scheme. The facility has been subsequently extended to December 2015. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $32.3 million recognized in the nine months ended September 30, 2015. There is no comparable loss in the same period in 2014.

Impairment loss on Equinox loan receivables: We recognized a $15.0 million impairment loss on the loan receivable due from Equinox entered into in connection with the disposal of the vessel, the Golar Viking, in February 2015.

Finance arrangement fees: Finance arrangement fees decreased by $5.6 million to $0.4 million for the nine months ended September 30, 2015, compared to $6.0 million for the same period in 2014. This was due to lower commitment fees, following the increased drawdowns on our debt facilities to finance newbuild deliveries.

Income taxes: Income taxes relate principally to the taxation of U.K. based entities offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit.

Equity in net earnings of affiliates:

	Nine months ended September 30,
(in thousands of $)	2015	2014	Change	% Change
Share of net earnings in Golar Partners	9,961	14,399	(4,438)	(31)%
Share of net earnings in other affiliates	172	713	(541)	(76)%
	10,133	15,112	(4,979)	(33)%

Our share of the results of Golar Partners is calculated with reference only to our interests in its subordinated units, but partially offset by a charge for the amortization of the basis difference in relation to the gain on loss of control recognized on deconsolidation of Golar Partners in 2012. The decrease of $4.4 million in our share of net earnings in Golar Partners to $10.0 million for the nine months ended September 30, 2015 compared to $14.4 million for the same period in 2014 was primarily due to:

•	Higher unrealized mark-to-market losses on the Partnership’s interest rate swaps; and

•
The recording of a net tax credit of $9.7 million in the Partnership’s books in the prior period ended September 30, 2014. This was with respect to the recognition of certain historical tax positions relating to foreign tax net operating losses that due to previous uncertainty as to realization, were only recognized in the quarter ended September 30, 2014.

Net loss attributable to Golar LNG Ltd: As a result of the foregoing, we recognized a net loss of $123.4 million and $3.3 million for the nine months ended September 30, 2015 and 2014, respectively.

Net income attributable to non-controlling interests: Non-controlling interests refers to our consolidated VIEs, arising from our entry into sale and leaseback arrangements with respect to four of our newbuilds, with wholly owned subsidiaries of ICBC Finance Leasing Co. Ltd , or ICBCL. These arrangements became effective upon delivery of these newbuilds, which occurred between October 2014 and February 2015. Accordingly, there was no comparable net income attributable to non-controlling interests in the nine months ended September 30, 2014. See note 8 of our unaudited condensed consolidated interim financial statements.

LNG trading segment

	Nine months ended September 30,
(in thousands, $)	2015	2014	Change	% Change
Administrative expenses	—	(52)	52	100%
Depreciation and amortization	—	(250)	250	100%
Other operating gains and losses	—	1,317	(1,317)	100%
Other non-operating income	—	718	(718)	100%
Net financial expenses	—	(252)	252	100%
Net income (loss)	—	1,481	(1,481)	100%

The net income for LNG trading for the nine months ended September 30, 2015 and 2014 amounted to $nil and an income of $1.5 million, respectively. There was no LNG trading for the nine months ended September 30, 2015.

Other operating gains represent realized gains on physical cargo trades, financial derivative contracts and proprietary trades entered into. During the nine months ended September 30, 2014, we entered into a Purchase and Sales Agreement to buy and sell

LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to a related party to Kuwait Petroleum Corporation, or KNPC, to facilitate the commissioning of the Golar Igloo, which entered into her long-term charter with KNPC in March 2014. This resulted in a gain of $1.3 million. The transaction was our first since 2011 when we scaled back our LNG trading activities but it is now our intention to position ourselves to manage and trade a number of LNG cargoes for the Golar Igloo during the course of her charter with KNPC.

FLNGV segment

	Nine months ended September 30,
(in thousands, $)	2015	2014	Change	% Change
Administrative expenses	(3,405)	(1,679)	(1,726)	103%
Net loss	(3,405)	(1,679)	(1,726)	103%

The net loss for FLNGV for the nine months ended September 30, 2015 and 2014 amounted to $3.4 million and $1.7 million, respectively. This relates to FLNG project related expenses comprising of legal, professional and consultancy costs.

FLNGV conversion

On May 22, 2014, we entered into a Conversion Agreement with Keppel Shipyard Limited, or Keppel, for the conversion of the 125,000 cubic meter LNG carrier the Hilli to a FLNGV. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company Black and Veatch Corporation, or B&V. We also entered into a Tripartite Direct Agreement with Keppel and B&V which, among other things, provides for our ability to enforce all obligations under both the Conversion Agreement and the subcontract. We expect the conversion will be completed and the FLNGV will be delivered in 2017, followed by mobilization to a project site for full commissioning. Once operational as a FLNGV, we expect the Hilli will have production capacity of between 2.2 to 2.8 million tonnes per year of LNG and on board storage of approximately 125,000 cubic meters of LNG. In November 2014, the Hilli was delivered to Keppel in Singapore for commencement of her FLNGV conversion. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.

As at September 30, 2015, the total costs incurred in respect of the Hilli conversion amounted to $435.8 million.

In December 2014 and July 2015, we executed similar agreements with Keppel and B&V for the conversion of the Gimi and the Gandria, respectively, to a FLNGV vessel. The total estimated conversion, vessel and site commissioning cost per vessel, including contingency, is approximately $1.2 billion each. We have made $51.0 million of payments relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG vessel. Conversion of each vessel is pending our issuance of our Final Notice to proceed with the conversions. The conversion agreements include certain cancellation provisions, which if exercised prior to December 2015 and December 2016 for the Gimi and the Gandria, respectively, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee. We agreed with our contractors to extend the cancellation provision of the Gimi to February 2016.

The capital expenditure for the Gimi and the Gandria over the next twelve months is, to a large extent, dependent on progress with contractual employment discussions and our ability to raise additional funds to progress the conversions. As at September 30, 2015, $51.0 million has been invested in the Gimi FLNGV conversion. If no progress is made firming up employment opportunities, the total cash expenditure will have increased to $56.0 million for these two vessels in the period up to September 30, 2016, of which $21 million is recoverable in the case of termination.

Liquidity and Capital Resources

As of September 30, 2015, we had cash and cash equivalents totaling $222.8 million, which excludes our restricted cash balances of $108.0 million.

Our short-term liquidity requirements are primarily for the servicing of debt and working capital requirements. The negative short-term outlook in the LNG shipping market is forecast to continue through to the second half of 2016. Whilst we have experienced a slight improvement in shipping activity levels, when we factor in the recent expansion of our fleet we estimate that we will require additional working capital for the continued operation of our vessels operating in the spot market. The need for additional funding is dependent on the employment of the relevant vessels, as during idle time we continue to incur operating and fuel costs. Working capital requirements are reduced for three of our vessels that are currently either in lay-up or undergoing conversion. As of December 24, 2015, we have two vessels on short-term charters, twelve vessels operating in the spot market (of which eight are operating within the "Cool Pool" that commenced operations in October 2015), one uncommitted FSRU newbuilding due for delivery in the last quarter of 2017, and three vessels in lay-up or undergoing conversion.

We believe the financial resources that are available to us will be sufficient to meet our liquidity requirements for at least the next twelve months. These resources include recent and significant cash inflows arising since September 30, 2015, comprising of:

•	$100.0 million from Golar Partners received in settlement of the vendor bridging loan we provided in connection with the disposal of the Golar Eskimo in January 2015;

•	approximately $50 million of excess cash added to liquidity arising from the recent financing of the Golar Tundra upon her delivery in November 2015;

•	$62.5 million from the financing of the Salju pursuant to the repossession of the vessel from Equinox in December 2015; and

•
$50 million of cash released to the Company through the first draw down of the Hilli pre-delivery facility for the reimbursement of expenses already paid in excess of the Company's required equity contribution.

In addition, to further strengthen our liquidity for working capital and further growth, we have received a commitment from an international bank to refinance two of our existing newbuildings that will release approximately $120 million of additional cash. We expect to conclude the refinancing of these two vessels by the end of January 2016. The Company is contemplating opportunities to refinance other vessels within the fleet. We also expect to receive approximately $60 million in yearly distributions from Golar Partners. Stress tests of our forecast cash reserves under extreme and largely theoretical scenarios have also been performed. These tests include assumptions such as no revenue contribution from our fleet and full operating costs being incurred, and, accordingly, we believe that we will be able to manage near term cash requirements.

Our medium and long-term liquidity requirements are primarily for funding the investments for our newbuilds, conversion projects, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters, and potential further sales of our holdings in the common units of Golar Partners, notwithstanding our plan to increase our shareholding(1). The recent execution of a five year charter for the Golar Tundra with WAGL, which is expected to commence in the second quarter of 2016, makes this a potential dropdown candidate to Golar Partners, in turn augmenting the Company's liquidity position.

As of the current date, we have one remaining newbuild contract for the construction of another FSRU with expected delivery in the last quarter of 2017. Consistent with the previous construction agreements with Samsung, the contract features milestone payment schedules with back-ended weighting on the delivery installment.

In September 2015, in connection with the conversion of the Hilli to a FLNGV, we entered into agreements with a subsidiary of CSSC (Hong Kong) Shipping Co. Ltd., or CSSCL, for a pre-delivery credit facility and a post-delivery sale and leaseback financing (the "CSSCL Finance Leasing Arrangement").  The financing structure should fund up to 80% of the project cost and will be split into two phases. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the ongoing conversion, once, amongst other things, we have spent $400 million of the estimated $1.2 billion conversion cost, which has been satisfied, and certain other conditions precedent which have also been met.

The final condition precedent was the issuance of letters of credit from the contracting parties, which was satisfied in November 2015. In connection with the issuance of our letter of credit to our counterparty, we posted an initial $305 million to support a $400 million guarantee, although we expect part of this to be returned to us as the guarantee bank progresses with its syndication process. As at December 24, 2015, $25 million of this $305 million has been syndicated and returned to Golar as free cash. As highlighted earlier, we drew down an initial $50 million under the Hilli pre-delivery facility in December 2015. For additional detail see note 15 of the unaudited condensed consolidated interim financial statements. The second phase of the CSSCL Finance Leasing Agreement is triggered upon the delivery of the converted Hilli from Keppel and the satisfaction of certain additional performance milestones, and will allow for the aggregate draw down of up to 80% of the construction cost, however not more than an aggregate of $960 million. We expect the CSSCL Finance Leasing Arrangement will cover the remainder of the conversion and commissioning costs for the Hilli, but additional costs may arise.

As we have not yet lodged our final notice to proceed on either the Gimi or the Gandria FLNGV conversions, we have not included these in our liquidity discussions above. In the event we were to lodge our final notices to proceed, the total estimated conversion and vessel and site commissioning cost is approximately $1.2 billion for each vessel. As discussed in the previous section, if we do not issue our final notice to proceed for the two conversions by the specified dates, we would have to pay termination fees which would be deducted from payments already made in respect of the Gimi conversion contract.

(1) In August 2015, the Board approved a unit purchase program under which we may purchase up to $25 million worth of Golar LNG Partners L.P. outstanding units over the next 12 months. As of September 30, 2015, we purchased $5.0 million worth of Golar LNG Partners L.P. units.

Borrowing activities

Since July 1, 2015, we have entered into the following new long-term debt facilities:

CSSCL Finance Leasing Arrangement
In September 2015, in connection with the conversion of the Hilli to a FLNGV, we entered into agreements with a subsidiary of CSSCL for a pre-delivery credit facility and a post-delivery sale and leaseback financing. Both the pre-delivery facility and the post-delivery sale and leaseback financing are dependent upon certain conditions precedent being met before drawing down, in the case of the pre-delivery financing, or executing the sale and leaseback, in the case of the post-delivery financing. These conditions precedent are further described below.
Hilli Pre-delivery Facility
Under the pre-delivery credit facility, Fortune Lianjiang Shipping S.A., or Fortune Lianjiang, a subsidiary of CSSCL, will lend to us up to $700.0 million or 60% of the initial project budget for the conversion of the Hilli to partly finance the costs of the conversion.  The credit facility accrues interest at a fixed rate of 6.25% per annum, which is payable quarterly in arrears, and the principal is repayable in one lump sum upon the earlier of the sale of the converted Hilli to Fortune Lianjiang, as buyer, under the sale and leaseback transaction described below or August 30, 2018.  Among the conditions precedent to the first advance from this facility are that we have paid to Keppel $400.0 million towards the cost of the conversion, which has been satisfied. As of September 30, 2015, we had not yet drawn down this facility.  The final condition precedent was the issuance of letters of credit from the contracting parties, which was satisfied in November 2015. In connection with the issuance of the letter of credit, we posted an initial $305 million to support the $400 million guarantee.  In December 2015, $25 million of the $305 million posted was syndicated and subsequently returned as free cash. We expect further returns of the posted amount as the syndication progresses. The amount under this $400 million Letter of Credit will be reduced stepwise over time. After one year of full production this guarantee is reduced to $250 million. This will be further reduced to $100 million, potentially during 2019. The cash pledged by Golar to support these guarantees will also reduce to $112.5 million and $45 million respectively. Having satisfied all of the conditions precedent, on December 16, 2015, we drew down an initial $50 million under this facility. Subsequent advances are dependent upon reaching further conversion progress milestones.
Hilli Post-delivery Sale and Leaseback Financing
Pursuant to a memorandum of agreement with Fortune Lianjiang, setting out the terms for the post-delivery sale and leaseback financing, we have agreed to sell, and Fortune Lianjiang has agreed to buy, the Hilli upon satisfaction of certain conditions precedent on or before August 30, 2018, for the purchase price of $1.2 billion with 20% of the purchase price immediately being applied as an upfront amount payable under the bareboat charter (as described in the following paragraph). The proceeds of this sale will be used, in part, to pay off the Hilli pre-delivery financing described above.
As part of the sale and leaseback transaction, we entered into a bareboat charter party agreement with Fortune Lianjiang, pursuant to which we agree to charter the Hilli from Fortune Lianjiang for a 10 year period beginning upon delivery of the Hilli from Fortune Lianjiang to us. The bareboat charter provides us with several options to purchase the Hilli during the charter period, with the earliest from the fifth year of the bareboat charter, and requires us to purchase the Hilli at the end of the 10 year charter if we have not previously exercised a purchase option.
Financing of the Salju
In December 2015, we entered into a $62.5 million secured amortizing term loan facility, with certain lenders, to finance the Salju (formerly the Golar Viking) upon repossession of the Salju from Equinox. The $62.5 million secured amortizing term loan facility is repayable in quarterly installments of $1.3 million over a period of five years, with a final balloon payment of $37.8 million due on the final repayment date. This facility carries interest at LIBOR plus 2.5%.

Security and Debt Restrictions
Certain of our financing agreements are collateralized by vessel mortgages or effectively collateralized by sale and leaseback arrangements.  In addition, under certain of our financing agreements we have provided security in the form of general assignments covering insurances and earnings, account charges, charters and related stock pledges. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders.  In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements.  Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.  With regards to cash restrictions, Golar has covenanted to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in most of our and Golar Partners loan and lease agreements.
Cash Flow

	Nine Months Ended September 30,
(in thousands, $)	2015	2014	Change	% Change
Net cash (used in) provided by operating activities	(91,564)	11,384	(102,948)	(904)%
Net cash used in investing activities	(143,144)	(784,227)	641,083	(82)%
Net cash provided by financing activities	266,140	1,037,500	(771,360)	(74)%
Net increase in cash and cash equivalents	31,432	264,657	(233,225)	(88)%
Cash and cash equivalents at beginning of period	191,410	125,347	66,063	53%
Cash and cash equivalents at end of period	222,842	390,004	(167,162)	(43)%

Net cash used in operating activities was $91.6 million for the nine months ended September 30, 2015, compared to net cash generated of $11.4 million for the same period in 2014, representing a decline of $102.9 million. The decline in 2015 was primarily due to the continued softening of the LNG shipping market which resulted in an overall decline in charter rates and lower utilization levels of our vessels trading on the spot market. In addition our increased exposure to the spot market following the delivery of a further eight newbuilds between May 2014 and February 2015 and the charter back of two vessels, the Golar Grand and the Golar Eskimo, from Golar Partners for periods in 2015 were also key contributory factors.

Net cash used in investing activities of $143.1 million for the nine months ended September 30, 2015 arose mainly due to:

•	newbuild installment payments of $405 million to reflect the final installments due upon delivery of three of our newbuilds in the period;

•	milestone payments of $81 million relating to the conversion of the Hilli to a FLNGV;

•	open market purchases of common units in Golar Partners amounting to $5 million in the third quarter of 2015; and

•
payment of $20 million relating to the acquisition of LNG Abuja, less the $19 million proceeds received upon the disposal of the vessel in July 2015, resulting in an overall net cash outflow of $1 million.

This was partially offset by:

•
an aggregate of $126.9 million cash proceeds received from Golar Partners in respect of the disposal of our 100% interests in the companies that own and operate the Golar Eskimo in January 2015. This comprised of an initial cash amount of $6.9 million. In addition we received a further $120 million in June 2015 in relation to the $220 million vendor bridging financing we provided to Golar Partners at the time of the disposal;

•	net proceeds from the sale of 7,170,000 common units held in Golar Partners of $207.4 million; and

•	receipts of $20.0 million from Golar Partners in settlement of the short-term revolving credit facility previously granted to them.

Net cash used in investing activities of $784.2 million for the nine months ended September 30, 2014 arose mainly due to:

•	installment payments of $702 million made in respect of our newbuilds;

•	initial milestone payments of $239 million made in respect of the conversion of the Hilli into a FLNGV; and

•	a $20 million outflow relating to the granting of a short-term revolving credit facility to Golar Partners.

This was partially offset by:

•	proceeds of $155.3 million received from Golar Partners in respect of the sale of the 100% interest in the company that own and operates the Golar Igloo in March 2014; and

•	the receipt of $23.4 million arising from the release of performance bonds in relation to certain projects awarded to us in 2013.

Net cash provided by financing activities is principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash provided by financing activities was $266.1 million for the nine months ended September 30, 2015 mainly relating to the following:

•
aggregate proceeds of $552.6 million draw down through our VIEs under the ICBC VIE loans in respect of the financing of the final installments of our three newbuilds upon their delivery (the Golar Kelvin, the Golar Snow and the Golar Ice). These arrangements are described further in note 15 of our unaudited condensed consolidated interim financial statements. The balance of $17.5 million relates to proceeds from increases in the Hilli shareholder loans arising in connection with the conversion of the Hilli to a FLNGV.

This was partially offset by:

•	loan repayments of $138.3 million, which includes the settlement of the balance remaining on the Viking loan facility of $82 million in preparation for the sale of the vessel in February 2015;

•	payment of dividends of $121.4 million;

•	increases in restricted cash of $33 million primarily due to restricted cash balances arising in respect of our ICBC VIE loans pursuant to the delivery of our three newbuilds in 2015; and

•	payment of $11.3 million financing costs arising on our ICBC VIE loans.

Net cash provided in financing activities for the nine months ended September 30, 2014 of $1,037.5 million arose mainly due to the following:

•	net proceeds of $660.9 million (net of underwriters' discount) received from our June 2014 equity offering;

•	proceeds from long-term debt of $569.1 million, comprising of:
(i) $547.4 million upon draw down of our $1.125 billion facility to fund the final installment payments upon delivery of four of our newbuilds; and
(ii) $21.7 million proceeds from increases in the Hilli shareholder loans relating to the conversion of the Hilli to a FLNGV; and

•
receipts of $67.6 million upon draw down from a short-term facility to fund the LNG cargo trade during the first quarter of 2014. This facility was paid subsequently in April 2014 with the monies from the settlement of the related LNG cargo trade receivable.

This was partially offset by:

•	the payment of dividends of $114.5 million;

•	the repayment of short-term debt of $135.3 million, which mainly includes:
(i) the settlement of the $67.6 million short-term facility relating to the LNG cargo trade discussed earlier; and
(ii) the repayment of $50 million on the related party - World Shipholding revolving credit facility; and

•	payment of financing costs of $10.8 million in connection with draw downs on the $1.125 billion facility.

13

Non-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $ except number of days and average daily TCE)	Nine months ended September 30,
	2015	2014
Time charter revenues	70,009	62,881
Voyage expenses	(19,300)	(15,490)
	50,709	47,391
Calendar days less scheduled off-hire days	3,132	1,324
Average daily TCE (to the closest $100)*	16,200	35,800

* The TCE calculation excludes charter-hire expenses, which for the nine months ended September 30,2015, arose on the charter-back for the Golar Eskimo and the Golar Grand.

Risk Factors

In addition to the risk below and the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, "Item 3. Key information - Risk factors" in our Annual Report on Form 20-F for the year ended December 31, 2014, which could materially affect our business, financial condition or results of operations.

We previously entered into six UK tax leases, of which one lease remains, being that of the Methane Princess lease, albeit following the deconsolidation of Golar Partners in 2012, the capital lease obligation is no longer included within our consolidated balance sheet. In the event of any adverse tax changes or a successful challenge by the UK Revenue authorities (HMRC) with regard to the initial tax basis of these transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments to the HMRC or the UK vessel lessor, which could adversely affect our earnings and financial position.

We previously entered into six UK tax leases, of which one lease remains, being that of the Methane Princess lease, albeit following the deconsolidation of Golar Partners in 2012, the capital lease obligation is no longer included within our consolidated balance sheet. However, by virtue of certain indemnity provisions under our respective agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess lease and termination thereof. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC.  In the event of any adverse tax changes or a successful challenge by HMRC with regard to the initial tax basis of these transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the remaining lease, we may be required to make additional payments to the HMRC or the UK vessel lessor, which could adversely affect our earnings and financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financings, including the 2010 restructurings and subsequent termination restructurings. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees). For more information please refer to note 19, of the unaudited condensed consolidated financial statements.

14

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $ except per share amounts)		Nine months ended September 30,
	Notes	2015	2014

Time and voyage charter revenues	5	70,009	62,881
Vessel and other management fees*		9,671	8,003
Operating revenues		79,680	70,884

Vessel operating expenses		42,857	36,758
Voyage, charter-hire and commission expenses*		57,515	15,490
Administrative expenses		23,505	15,001
Depreciation and amortization		54,191	35,687
Total operating expenses		178,068	102,936

Gain on disposals to Golar Partners (includes amortization of deferred gains)	4	103,917	35,220
Loss on disposal of vessel	10	(5,824)	—
Impairment on vessel held-for-sale	10	(1,032)	—
Other operating gains and losses		—	1,317

Operating (loss) income		(1,327)	4,485

Other non-operating income (expense)
Dividend income*		11,409	20,029
Loss on sale of available-for-sale securities		(3,011)	—
Other non-operating income		—	281

Total other non-operating income		8,398	20,310

Financial income (expenses)
Interest income *		4,786	609
Interest expense		(51,622)	(5,605)
Other financial items, net	7	(91,561)	(39,146)
Net financial expenses		(138,397)	(44,142)

Loss before taxes and equity in net earnings of affiliates		(131,326)	(19,347)
Income taxes		2,563	765
Equity in net earnings of affiliates		10,133	15,112

Net loss		(118,630)	(3,470)
Net income attributable to non-controlling interests	8	(8,138)	—

Net loss attributable to Golar LNG Ltd		(126,768)	(3,470)
Basic and diluted loss per share ($)	6	(1.36)	(0.04)

Cash dividends declared and paid per share		$1.35	$1.35

* This includes amounts arising from transactions with related parties (See note 18).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30,
(in thousands of $)	2015	2014

Net loss	(118,630)	(3,470)

Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments	(706)	6,350
Unrealized (loss) gain on investment in available-for-sale securities	(41,898)	39,508
Other comprehensive (loss) income (note 16)	(42,604)	45,858
Comprehensive (loss) income	(161,234)	42,388

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(169,372)	42,388
Non-controlling interests	8,138	—
	(161,234)	42,388

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2015	2014
(in thousands of $)	Notes	Sep-30	Dec-31

ASSETS
Current
Cash and cash equivalents		222,842	191,410
Restricted cash	8	108,017	74,162
Trade accounts receivable		8,230	4,419
Inventory		5,194	8,317
Other receivables, prepaid expenses and accrued income		25,327	17,498
Amounts due from related parties	18	18,782	9,967
Short-term debt due from a related party	18	—	20,000
Vessel held-for-sale		—	132,110
Assets held-for-sale	4	—	284,955
Total current assets		388,392	742,838
Non-current
Restricted cash		425	425
Investment in available-for-sale securities	12	27,992	275,307
Investment in affiliates	14	315,698	335,372
Cost method investments		204,172	204,172
Newbuildings	9	122,921	344,543
Asset under development	11	435,788	345,205
Vessels and equipment, net	10	2,228,487	1,648,888
Deferred charges		34,016	26,801
Other non-current assets	13	181,078	68,442
Long-term debt due from related party	18	100,000	—
Total assets		4,038,969	3,991,993

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	15	114,800	76,181
Short-term debt	15	110,065	40,250
Trade accounts payable		18,314	10,811
Accrued expenses		50,074	31,124
Other current liabilities		77,045	46,923
Liabilities held-for-sale	4	—	164,401
Total current liabilities		370,298	369,690
Long-term
Long-term debt	15	1,590,899	1,264,356
Other long-term liabilities		72,314	75,440
Total liabilities		2,033,511	1,709,486

Equity
Stockholders' equity		1,995,665	2,280,852
Non-controlling interests		9,793	1,655

Total liabilities and stockholders' equity		4,038,969	3,991,993

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2015	2014
(in thousands of $)	Jan-Sep	Jan-Sep

OPERATING ACTIVITIES
Net loss	(118,630)	(3,470)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	54,191	35,687
Amortization of deferred tax benefits on intra-group transfers	(2,616)	(2,616)
Amortization of deferred charges and affiliate guarantee	(2,454)	1,683
Gain on disposals to Golar Partners (includes amortization of deferred gains)	(103,917)	(35,220)
Equity in net earnings of affiliates	(10,133)	(15,112)
Dividend income from available-for-sale securities and cost investments recognized in operating income	(11,409)	(20,029)
Dividends received	39,474	46,060
Drydocking expenditure	(10,405)	(3,296)
Stock-based compensation	3,611	314
Loss on disposal of available-for-sale securities	3,011	—
Loss on disposal of vessel (2)	5,824	—
Net foreign exchange loss (gain)	1,883	(433)
Impairment of vessel held-for-sale	1,032	—
Impairment of loan receivable	15,010	—
Change in assets and liabilities, net of effects of acquisition or disposal of subsidiaries:
Trade accounts receivable	(2,845)	(6,768)
Inventories	1,831	948
Prepaid expenses, accrued income and other assets	(1,869)	18,494
Amounts due from/to related companies	(9,540)	(5,717)
Trade accounts payable	(2,410)	601
Accrued expenses and deferred income	17,222	6,568
Other liabilities	41,575	(6,310)
Net cash (used in) provided by operating activities	(91,564)	11,384

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2015	2014
(in thousands of $)	Jan-Sep	Jan-Sep

INVESTING ACTIVITIES
Additions to vessels and equipment	(3,633)	(2,359)
Additions to newbuildings	(405,331)	(701,756)
Additions to assets under development	(80,985)	(238,864)
Additions to available-for-sale securities	(5,023)	—
Acquisition of vessel (3)	(20,000)	—
Investment in subsidiary, net of cash acquired	(16)	—
Short-term loan granted to third party	(1,000)	—
Repayment of short-term loan granted to third party	400	—
Short-term loan granted to Golar Partners	—	(20,000)
Repayment of short-term loan granted to Golar Partners	20,000	—
Proceeds from disposal of business to Golar Partners, net of cash disposed (including repayments on related vendor financing loans granted) (1)	126,872	155,319
Proceeds from disposal of fixed assets (3)	18,987	—
Proceeds from disposal of investment in available-for-sale securities	207,428	—
Restricted cash and short-term investments	(843)	23,433
Net cash used in investing activities	(143,144)	(784,227)

FINANCING ACTIVITIES
Proceeds from issuance of equity, net of issue costs	—	660,947
Proceeds from short-term debt	393,989	67,559
Proceeds from long-term debt (including related parties)	176,088	569,075
Repayments of short-term and long-term debt (including related parties)	(138,299)	(135,291)
Financing costs paid	(11,290)	(10,809)
Cash dividends paid	(121,359)	(114,494)
Proceeds from exercise of share options	23	513
Restricted cash and short-term investments	(33,012)	—
Net cash provided by financing activities	266,140	1,037,500
Net increase in cash and cash equivalents	31,432	264,657
Cash and cash equivalents at beginning of period	191,410	125,347
Cash and cash equivalents at end of period	222,842	390,004

(1) In addition to the cash consideration received for the sale of the Golar Eskimo in January 2015, there was non-cash consideration in relation to Golar Partner's assumption of the bank debt of $162.8 million and a vendor loan of $220 million provided by us (See note 4). As of September 30, 2015, Golar Partners had repaid $120.0 million of the vendor loan.
(2) In relation to the sale of the Golar Viking to Equinox in February 2015, there was non-cash consideration in respect of the loan facilities provided by us (See note 13).
(3) LNG Abuja was acquired in April 2015 for $20.0 million. In July 2015, we sold the vessel to a third party for $19.0 million.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137	—	1,804,137

Net loss	—	—	—	—	(3,470)	(3,470)	—	(3,470)
Dividends	—	—	—	—	(114,494)	(114,494)	—	(114,494)
Exercise of share options	51	787	—	—	(325)	513	—	513
Grant of share options	—	314	—	—	—	314	—	314
Net proceeds from issuance of shares	12,650	648,297	—	—	—	660,947	—	660,947
Other comprehensive loss	—	—	—	45,858	—	45,858	—	45,858

Balance at September 30, 2014	93,281	1,305,416	200,000	39,101	756,007	2,393,805	—	2,393,805

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2014	93,415	1,307,087	200,000	5,171	675,179	2,280,852	1,655	2,282,507

Net (loss) income	—	—	—	—	(126,768)	(126,768)	8,138	(118,630)
Dividends	—	—	—	—	(121,359)	(121,359)	—	(121,359)
Exercise of share options	8	15	—	—	—	23	—	23
Grant of share options	—	4,891	—	—	—	4,891	—	4,891
Forfeiture of share options	—	(1,735)	—	—	—	(1,735)	—	(1,735)
Cancellation of share options	—	787	—	—	—	787	—	787
Transfer of additional paid in capital (note 2)	—	6,003	—	(4,425)	—	1,578	—	1,578
Other comprehensive income	—	—	—	(42,604)	—	(42,604)	—	(42,604)

Balance at September 30, 2015	93,423	1,317,048	200,000	(41,858)	427,052	1,995,665	9,793	2,005,458

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of September 30, 2015, we own and operate a fleet of fourteen LNG carriers, and under management agreements operate Golar LNG Partner LP's ("Golar Partners" or the "Partnership") fleet of four LNG carriers and six Floating Storage Regasification Units ("FSRUs"). In addition, we have two newbuilding commitments for the construction of FSRUs, one of which was delivered on November 25, 2015 and the other is expected to be delivered in the last quarter of 2017.

In July 2014, we ordered our first Floating Liquefaction Natural Gas Vessel ("FLNGV") based on the conversion of our existing LNG carrier, the Hilli. The Hilli is currently undergoing its FLNGV conversion with an expected completion and redelivery date in 2017. We signed agreements for the conversion of the LNG carriers, the Gimi and the Gandria to FLNGVs in December 2014 and July 2015, respectively.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

2.    ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2014.

The nine months period ended September 30, 2015 includes an out of period correction of $1.6 million additional expense captured in other financial items in the income statement, a decrease to accumulated other comprehensive income of $4.4 million, and an increase to additional paid in capital of $6 million. Management believes this out of period correction is not material to the current period condensed consolidated financial statements or any previously issued financial statements and is not expected to be material to the annual consolidated financial statements for the year ending December 31, 2015.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements for the period ended September 30, 2015 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2014.

Use of estimates
The preparation of financial statements in accordance with the United States Generally Accepted Accounting Principles ("US GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables, including loans and accounts receivables, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. We establish reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, we consider the financial condition of the customer/borrower as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being irrecoverable are written off (See note 13).

During the first quarter ended March 31, 2015, we revised our assessment of the existing provision for the Golar Grand Option amounting to $7.2 million, issued in connection with the disposal of the Golar Grand to Golar Partners in November 2012, where in the event that the charterer did not renew or extend its charter beyond February 2015, Golar Partners had the option to require us to charter the vessel through October 2017.  Golar Partners exercised this option in February 2015. The fair value of the Golar Grand Option was determined by discounting the difference between the guaranteed charter rate per the option agreement less the estimated market rates expected to be earned from the vessel during the duration of the lease term and taking into consideration expected utilization. The assessment was revisited by adjusting the initial period of commencement of employment of the Golar Grand which resulted in an incremental liability of $8.8 million, which was recorded in quarter ended March 31, 2015. The provision is presented in our consolidated balance sheet under "Other current liabilities" and "Other long-term liabilities" and is being released to the statement of operations over the term of the charter.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting pronouncements to be adopted

In January 2015, the Financial Accounting Standards Board ("FASB") issued guidance to simplify the income statement presentation requirements by eliminating the concept of extraordinary items. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2015, the FASB issued amendments to ASC 810 requiring re-evaluation of all legal entities under the revised consolidation model. Specifically, the amendments:

•	modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities;

•	eliminate the presumption that a general partner should consolidate a limited partnership;

•	affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and

•
provide a scope exception from consolidation guidance for reporting entities with interest in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In April 2015, the FASB issued amendments to ASC 835 that would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments. We have chosen not to early adopt. Had we early adopted, debt issuance costs of $34.0 million as of September 30, 2015 (2014: $26.8 million) would have been reclassified from 'Deferred charges' to a direct deduction from 'Current portion of long-term debt' and 'Long-term debt'.

ASC 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments using the practical expedient are categorized within the fair value hierarchy according to the date when the investment is redeemable. In May 2015, the FASB issued amendments to ASC 820 which have the effect of a) removing the requirement to categorize these investments and b) limiting disclosures of these investments. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued a new topic ASC 606, Revenue from Contracts With Customers. The intention of the topic is to harmonize revenue recognition requirements with the newly issued standard, IFRS 15, by the International Accounting Standards Board (IASB). The initial effective date for public business entities was for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In August 2015, the FASB issued an amendment to ASC deferring the effective date to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position and results of operations.

4.    DISPOSAL OF SUBSIDIARIES

In January 2015 and March 2014, we sold our interests in the companies that own and operate the Golar Eskimo and Golar Igloo, respectively, to Golar Partners.

(in thousands of $)	Provisional Golar Eskimo	Golar Igloo
Consideration received	227,170	156,001
Carrying value of the assets sold to Golar Partners	(123,604)	(112,714)
Gain recognized on sale	103,566	43,287
The provisional gain from the sale of the Golar Eskimo in January 2015 was $103.6 million. The consideration for the Golar Eskimo comprised of $390.0 million for the vessel less the assumed bank debt of $162.8 million. Golar Partners financed the purchase using $7.2 million cash on hand and the proceeds of a $220 million vendor loan from us (See note 18).
The provisional gain from the sale of the Golar Igloo in March 2014 was $35.5 million. This was subsequently finalized and adjusted to $43.3 million in Q4, 2014. The cash consideration for the Golar Igloo comprised of $310.0 million for the vessel and charter less the assumed bank debt of $161.3 million plus purchase price adjustments of $7.2 million.
The gains on sale of the Golar Eskimo and the Golar Igloo were recognized at the time of the sale in the consolidated statements of income under "Gain on disposals to Golar Partners".
Pursuant to the agreement to sell the assets and liabilities of the companies that own and operate the FSRU Golar Eskimo, these were presented as assets and liabilities held for sale within our December 31, 2014 consolidated balance sheet.

5.    SEGMENTAL INFORMATION

We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods, trades in physical and future LNG contracts, and are in the process of developing our first FLNGV. Since the initial public offering ("IPO") of Golar Partners, we have become a project development company. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of September 30, 2015, we operate in the following three reportable segments:

•
Vessel operations – We operate and subsequently charter out LNG carriers and FSRUs on fixed terms to customers. We aggregate our vessel operations into one reportable segment as they exhibit similar expected long-term financial performance.

•
LNG trading – We provide physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

•
FLNGV – In 2014, we ordered our first FLNGV based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNGV conversion is expected to be completed and delivered in 2017. The costs associated with the conversion to a FLNGV has been considered as a separate segment.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the business from which we earn revenues and incur expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

FLNGV meets the definition of an operating segment as the business is a distinguishable component of the business from which once the first FLNG is delivered to us, we will earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker, and due to its nature is subject to risks and rewards different from the vessel operations segment or the LNG trading segment.

	Nine months ended				Nine months ended
	September 30, 2015				September 30, 2014
(in thousands of $)	Vessel operations	LNG Trading	FLNGV*	Total	Vessel operations	LNG Trading	FLNGV*	Total
Time charter revenues	70,009	—	—	70,009	62,881	—	—	62,881
Vessel and other management fees	9,671	—	—	9,671	8,003	—	—	8,003
Vessel and voyage operating expenses	(100,372)	—	—	(100,372)	(52,248)	—		(52,248)
Administrative expenses	(20,100)	—	(3,405)	(23,505)	(13,270)	(52)	(1,679)	(15,001)
Depreciation and amortization	(54,191)	—	—	(54,191)	(35,437)	(250)	—	(35,687)
Gain on disposals to Golar Partners (including amortization of deferred gains)	103,917	—	—	103,917	35,220	—	—	35,220
Loss on disposal of fixed assets	(5,824)	—	—	(5,824)		—	—	—
Impairment of vessel held-for-sale	(1,032)	—	—	(1,032)	—	—	—	—
Other operating gains and losses	—	—	—	—	—	1,317	—	1,317
Dividend income	11,409	—	—	11,409	20,029	—	—	20,029
Other non-operating (loss) income	—	—	—	—	(437)	718	—	281
Loss on sale of available-for-sale securities	(3,011)	—	—	(3,011)	—	—	—	—
Net financial expenses	(138,397)	—	—	(138,397)	(43,890)	(252)	—	(44,142)
Income taxes	2,563	—	—	2,563	765	—	—	765
Equity in net earnings of affiliates	10,133	—	—	10,133	15,112	—	—	15,112
Net (loss) income	(115,225)	—	(3,405)	(118,630)	(3,272)	1,481	(1,679)	(3,470)
Non-controlling interests	(8,138)	—	—	(8,138)	—	—	—	—
Net (loss) income attributable to Golar LNG Ltd	(123,363)	—	(3,405)	(126,768)	(3,272)	1,481	(1,679)	(3,470)
Total assets	3,473,967	—	565,002	4,038,969	3,321,329	1,353	293,647	3,617,682

*The Hilli conversion into a FLNGV commenced in July 2014.

Revenues from external customers

In time charters, the charterer, not the Company, controls the choice of which routes our vessel will serve. These routes can be worldwide except for FSRUs which operate in a specific location. Accordingly, our management, including the chief operating decision maker, does not evaluate our performance either according to customer or geographical region.

For the nine months ended September 30, 2015 and 2014, revenues from the following charterers accounted for over 10% of our time charter revenues:

(in thousands of $)	Nine months ended September 30,		Nine months ended September 30,
	2015		2014
Nigeria LNG Ltd	29,116	42%	—	—%
Major commodity trading company	14,871	21%	8,293	13%
Major Japanese trading company	7,289	10%	39,104	62%
Multinational oil and gas company	6,963	10%	—	—%

6.    EARNINGS PER SHARE

Basic earnings per share (“EPS”) are calculated with reference to the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. The computation of diluted EPS for the nine month period ended September 30, 2015 and 2014, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Nine months ended September 30,
	2015	2014
Net loss attributable to Golar LNG Ltd stockholders - basic and diluted	(126,768)	(3,470)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Nine months ended September 30,
(in thousands)	2015	2014
Weighted average number of common shares outstanding	93,419	84,883

Loss per share are as follows:

	Nine months ended September 30,
	2015	2014

Basic and diluted	$(1.36)	$(0.04)

For the nine months ended September 30, 2015 and 2014, stock options and convertible bonds have been excluded from the calculation of diluted loss per share because the effect was anti-dilutive.

7.     OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

	Nine months ended September 30,
(in thousands of $)	2015	2014
Unrealized mark-to-market losses for interest rate swaps	(28,917)	(16,360)
Interest expense on undesignated interest rate swaps	(12,162)	(15,307)
Unrealized mark-to-market losses for equity derivatives	(32,334)	—
Impairment of loan*	(15,010)	—
Others	(3,138)	(7,479)
	(91,561)	(39,146)

* This relates to the impairment of the loan due from Equinox in connection with the disposal of the Golar Viking to Equinox in February 2015 (See note 13).

8.     VARIABLE INTEREST ENTITIES

In February 2014, through our wholly-owned subsidiaries, we entered into sale and leaseback agreements with ICBC Finance Leasing Co. Ltd ("ICBCL") entities for four of our vessels; the Golar Glacier, Golar Kelvin, Golar Ice and Golar Snow.  The ICBCL entities are wholly-owned, newly formed special purpose vehicles ("SPVs").

In October 2014, the first vessel, Golar Glacier, was sold to an ICBCL SPV, followed by the sale of Golar Kelvin and Golar Snow in January 2015 and Golar Ice in February 2015. The vessels were simultaneously chartered back over a period of 10 years. We have several options to repurchase the vessels during the charter periods with the earliest from the fifth year of the bareboat charter, and purchase options and obligations to purchase the assets at the end of the 10 year lease period.

The table below gives a summary of the ICBCL sale and leaseback arrangements, as of September 30, 2015:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Last repurchase option (in $ millions)	Month of last repurchase option
Golar Glacier	October 2014	204.0	173.8	October 2019	142.7	October 2024
Golar Kelvin	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Snow	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Ice	February 2015	204.0	173.8	February 2020	142.7	February 2025

While we do not hold any equity investment in the above SPVs, we concluded that we have a variable interest in the SPVs, and that the SPVs are variable interest entities ("VIE"). Our evaluation under the VIE model included both quantitative and qualitative considerations. These considerations included the equity structure, our rights and obligations resulting from the agreement, the existence of repurchase option, the nature of the investment, the purpose and design of the legal entities, and the organizational structure including decision-making ability and relevant financial agreements.

As a result of this evaluation, we assessed that we are the primary beneficiary of these VIEs and accordingly, these VIEs are consolidated in our results. The equity attributable to ICBCL in the VIEs is included in non-controlling interests in our consolidated results.

As at September 30, 2015, the vessels are reported under "Vessels and equipment, net" in our consolidated balance sheet.

A summary of our payment obligations under the bareboat charters as of September 30, 2015, are shown below:

(in $ thousands)	2015	2016	2017	2018	2019
Golar Glacier	4,263	17,147	17,100	17,100	17,100
Golar Kelvin	4,310	17,147	17,100	17,100	17,100
Golar Snow	4,310	17,147	17,100	17,100	17,100
Golar Ice	4,310	17,147	17,100	17,100	17,100

In addition, included within 'Restricted cash' of our Unaudited consolidated balance sheet is a cash balance of $36.1 million (2014: $nil) arising from the consolidation of the aforementioned ICBCL VIEs.

9.    NEWBUILDINGS

As of September 30, 2015, we had two FSRUs, the Golar Tundra and Golar FSRU 8, under construction. The Golar Tundra was delivered on November 25, 2015.

In July 2015, we entered into a contract with Samsung Heavy Industries Co., Ltd for the construction of a new FSRU, Golar FSRU 8, due for delivery in the fourth quarter of 2017.

As of September 30, 2015, the outstanding installment payments for these buildings was $387.3 million.

10.     VESSELS AND EQUIPMENT

During the nine months ended September 30, 2015, three newbuild LNGs, Golar Kelvin, Golar Snow and Golar Ice were delivered at a total cost of $628.3 million. The Golar Eskimo was sold to Golar Partners in January 2015. In February 2015, we sold the LNG carrier, Golar Viking, to Equinox at a sale price of $135.0 million resulting in a loss on disposal of $5.8 million. Accordingly, as at December 31, 2014, the vessel was recognized as "held-for-sale" with a net book value of $132.1 million.

Impairment on vessel held-for-sale
In April 2015, we purchased the vessel LNG Abuja for a consideration of $20.0 million. In June 2015, we agreed the sale of the vessel to a third party for $19.0 million. Accordingly, as of June 30, 2015, the vessel was classified as "held-for-sale" resulting in an impairment loss of $1.0 million recognized during the quarter then ended. The sale was completed in July 2015.

11.    ASSET UNDER DEVELOPMENT

(in thousands of $)	September 30, 2015	December 31, 2014
Purchase price installments (including other shipyard costs)	432,343	344,386
Interest costs capitalized	2,537	443
Other costs capitalized	908	376
	435,788	345,205

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNGV. The primary contract was entered into with Keppel. Following the payment of the initial milestone installment, these agreements became fully effective on July 2, 2014. The Hilli was delivered to Keppel in Singapore in September 2014 for the commencement of her conversion. We expect the conversion will require in total 31 months to complete, followed by mobilization to a project for full commissioning.

Accordingly, upon commencement of conversion, the carrying value of the Hilli of $31.0 million was reclassified from "Vessels and equipment, net" to "Asset under development". The total estimated conversion, vessel and site commissioning cost for the Hilli is approximately $1.3 billion. Additional interest costs capitalized in connection with the Hilli conversion for the nine months ended September 30, 2015 were $2.1 million (December 31, 2014: $0.4 million).

As at September 30, 2015, the estimated timing of the firm outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)
Payable within 3 months to December 31, 2015	37,186
Payable within 12 months to December 31, 2016	242,107
Payable within 12 months to December 31, 2017	223,428
502,721

In addition, we signed agreements for the conversion of the LNG carriers, the Gimi and the Gandria to FLNGVs in December 2014 and July 2015, respectively. However, as we have not lodged the final notices to proceed on the Gimi or Gandria conversion contracts, we have excluded these costs from the capital commitments in the above table.

12.     INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

(in thousands of $)	September 30, 2015	December 31, 2014
Golar Partners	27,992	275,307

The investment in Golar Partners represents our interest in the common units, which includes an unrealized loss of $26.2 million as of September 30, 2015 (December 31, 2014: gain of $15.8 million). On January 8, 2015, we completed a secondary offering of 7,170,000 common units held in Golar Partners, at a price of $29.90 per unit, which generated net proceeds of approximately $207.4 million. In the quarter ended September 30, 2015 we purchased a total of 240,000 common units held in Golar Partners in a series of transactions, at a combined total cost of $5.0 million. Following these transactions, our ownership interest (including subordinated units, common units and general partner units) in Golar Partners as of September 30, 2015 is 30.4% (December 31, 2014: 41.4%).

13.     OTHER NON-CURRENT ASSETS

(in thousands of $)	September 30, 2015	December 31, 2014
Loan receivables	123,600	—
Mark to market interest rate swaps valuation	—	12,603
Deferred tax asset	260	260
Other long-term assets	57,218	55,579
	181,078	68,442

Loan receivables refers to facilities granted to PT Perusahan Pelayaran Equinox (or Equinox) in March 2015, in connection with their acquisition of the vessel, the Golar Viking (renamed the Salju). This initially comprised of:

•a $80.0 million bridging loan facility with a maturity date of March 2016;
•a $53.0 million, 10 year term loan; and
•a $5.0 million revolving credit facility.

The loan facilities bear interest at 1.15% per annum, with repayments on maturity or earlier at the discretion of both the lender and borrower.

Given Equinox’s difficulties in realizing any short-haul cabotage trade opportunities in Indonesia as originally envisaged, we reassessed the recoverability of the loans receivable as of September 30, 2015 and concluded Equinox would not have the means to satisfy its obligations under the loans. This was further corroborated in November 2015, when we agreed to repossess the Salju (based on a current vessel market valuation of $125.0 million) in consideration for extinguishment of the total outstanding balance on the loan receivables of $138.5 million. Accordingly, as of September 30, 2015, we recognized an impairment provision (including repossession costs) of $15.0 million.

As of September 30, 2015, given the pending repossession of the Salju from Equinox and our intention to refinance and retain her for future employment opportunities, we classified the aggregate balance (net of the impairment) outstanding on the loans receivable of $123.6 million to non-current assets. In December 2015, we completed the repossession and refinancing of the Salju.

Other long-term assets include $51.0 million of payments made relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNGV following agreements to convert her were made effective in December 2014. These agreements include certain cancellation provisions, which if exercised prior to December 2015, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee. We agreed with our contractors to extend the cancellation provision of the Gimi to February 2016.

Except for the loan impairment on the Equinox loan, we have not recorded further provision against any outstanding loan receivables or other receivables, as we believe that the carrying amounts are fully recoverable.

14.     INVESTMENT IN AFFILIATES

(in thousands of $)	September 30, 2015	December 31, 2014
Golar Partners	310,332	328,853
ECGS	5,366	5,942
Golar Wilhelmsen	—	577
	315,698	335,372

On September 4, 2015, we acquired the remaining 40% equity interest in our joint venture, Golar Wilhelmsen, for $0.2 million. The purchase price of the acquisition was allocated to total assets of $0.5 million and total liabilities of $0.2 million.

15.    DEBT

As of September 30, 2015 and December 31, 2014, our debt was as follows:

(in thousands of $)	September 30, 2015	December 31, 2014
Golar Arctic facility	82,025	87,500
Golar Viking facility	—	82,000
Convertible bonds	242,005	238,037
Hilli shareholder loans	58,066	40,572
$1.125 billion facility	704,080	747,078
ICBC VIE loans	729,588	185,600
	1,815,764	1,380,787

During the nine months ended September 30, 2015, we entered into the following new loan facilities:

GoFLNG Hilli Facility

In July 2015, we received an underwritten financing commitment from CSSC (Hong Kong) Shipping Co. Ltd ("CSSCL") relating to the conversion financing and sale and leaseback transaction for the Hilli. The financing structure will fund up to 80% of the expected project cost and is split into two phases. The first phase enables us to drawdown $700 million from the facility upon satisfaction of certain conditions precedent. The final condition precedent was the issuance of letters of credit from the contracting parties, which was satisfied in November 2015. Accordingly, as of September 30, 2015, we had not drawn down on this facility.

ICBC VIE loans

The following loans relate to ICBCL entities that we consolidate in our financial statements as VIEs. Refer to note 8 to our unaudited condensed consolidated financial statements included herein for more information.

Golar Kelvin facility

In January 2015, the SPV, Hai Jiao 1405 Limited, which owns the Golar Kelvin, entered into a secured financing agreement for $184.2 million consisting only of a junior loan facility. The junior loan facility is provided by a related party of ICBCL. In June 2015, $157.9 million of the junior loan facility was reclassified to a senior loan facility following the expected refinancing of the junior loan. The senior facility will be a 10 year loan, with a first priority mortgage on the Golar Kelvin. The senior loan facility is denominated in USD and bears interest at LIBOR plus margin and is repayable in quarterly installments with a balloon payment on maturity. The remaining junior loan of $26.3 million will be a short-term facility with a fixed interest rate, renewed annually and denominated in USD.

Golar Snow facility

In January 2015, the SPV, Hai Jiao 1402 Limited, which owns the Golar Snow entered into secured financing agreements for $184.2 million consisting of senior and junior loan facilities provided by related parties of ICBCL. The senior facility of $158.6 million is a 10 year term loan with a first priority mortgage on the Golar Snow. The facility is denominated in USD and bears interest at LIBOR plus margin and is repayable in semi-annual installments with a balloon payment on maturity. The junior loan facility of $25.6 million is a short-term facility with a fixed interest rate, renewed annually and denominated in USD.

Golar Ice facility

In February 2015, the SPV, Hai Jiao 1406 Limited, which owns the Golar Ice entered into secured financing agreements for $184.2 million consisting only of a junior loan facility. In June 2015, $157.9 million of the junior loan facility was reclassified to a senior loan facility following the expected refinancing of the junior loan. The senior facility will be a 10 year loan, with a first priority mortgage on the Golar Ice. The senior loan facility is denominated in USD and bears interest at LIBOR plus margin and is repayable in quarterly installments with a balloon payment on maturity. The remaining junior loan of $26.3 million will be a short-term facility with a fixed interest rate, renewed annually and denominated in USD.

16.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) consisted of the following:

(in thousands of $)	Unrealized gain (loss) on available-for-sale securities	Pension and post-retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates' comprehensive income	Total accumulated comprehensive income (loss)
Balance at December 31, 2013	7,796	(12,731)	(2,676)	854	(6,757)
Other comprehensive income before reclassification	39,508	—	2,928	135	42,571
Amounts reclassified from accumulated other comprehensive income	—	—	3,287	—	3,287
Net current-period other comprehensive income	39,508	—	6,215	135	45,858
Balance at September 30, 2014	47,304	(12,731)	3,539	989	39,101

Balance at December 31, 2014	15,751	(15,251)	4,042	629	5,171
Other comprehensive income before reclassification	(28,992)	—	—	(1,089)	(30,081)
Amounts reclassified from accumulated other comprehensive (loss) income (1)	(12,906)	—	383	—	(12,523)
Net current-period other comprehensive (loss) income	(41,898)	—	383	(1,089)	(42,604)
Transfer of additional paid in capital (2)	—	—	(4,425)	—	(4,425)
Balance at September 30, 2015	(26,147)	(15,251)	—	(460)	(41,858)

(1) The reclassification of $12.9 million relates to the recycling of unrealized gains on the part disposal of our interest in Golar Partners (See note 12). The reclassification of $0.4 million relates to recycling of unrealized gains on termination of hedging instruments.

(2) Refer to 'Basis of accounting' in note 2.

17.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at September 30, 2015 and December 31, 2014 are as follows:

		September 30, 2015		December 31, 2014
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair value	Carrying Value	Fair Value
Non-Derivatives:

Cash and cash equivalents	Level 1	222,842	222,842	191,410	191,410
Restricted cash	Level 1	108,442	108,442	74,587	74,587
Investment in available-for-sale securities	Level 1	27,992	27,992	275,307	275,307
Cost method investments (1)	Level 3	204,172	107,419	204,172	248,314
Short-term debt due from a related party (2)	Level 2	—	—	20,000	20,000
Long-term debt due from a related party (3)	Level 2	100,000	100,000	—	—
Short-term loans receivable (2)	Level 2	7,656	7,656	8,141	8,141
Long-term loans receivable (3)	Level 2	123,600	123,600	—	—
Short-term debt (2)	Level 2	224,865	224,865	116,431	116,431
Long-term debt - convertible bonds (3)	Level 2	242,005	253,347	238,037	251,555
Long-term debt - floating (3)	Level 2	1,348,894	1,348,894	1,026,319	1,026,319

Derivatives:
Interest rate swaps asset (4) (5)	Level 2	—	—	12,603	12,603
Interest rate swaps liability (4) (5)	Level 2	15,385	15,385	3,038	3,038
Total return equity swap liability (6) (7)	Level 2	45,990	45,990	13,656	13,656

1.
The carrying value of our cost method investments includes our holdings in OLT Offshore LNG Toscana S.p.A (or OLT-O), but principally relates to our investments in Golar Partners (representing the general partner units and incentive distribution rights, or IDRs). The fair value of our IDRs held in Golar Partners is determined using a Monte Carlo simulation method, which takes into account the historical volatility, dividend yield and share price of their publicly traded common units. Similarly the general partner units’ fair value is based on the share price of their common units, but adjusted for restrictions over the transferability and reduction in voting rights. Accordingly, due to a fall in the share price of Golar Partners common units during the quarter, the fair value of our investments were lower than the carrying value.

We consider this decline temporary due to the significant volatility in the share price of the common units, which as of September 30, 2015 was $14.67. Since the quarter end, the closing market share price of the common units on NASDAQ increased to a high of $18.66 and experienced a low of $8.66. We consider the volatility and the decline in share price is driven by industry trends and not a reflection of Golar Partners' financial position as all of Golar Partners’ vessels operate under medium to long-term charters with fixed charter rates, which has contributed to stable operating cash flows and increasing cash distributions for all their unitholders, the economic fundamentals of which have not changed over the last 9 months. Accordingly, as of September 30, 2015, notwithstanding the above, we did not identify any events or changes in circumstances that would result in a conclusion that the carrying values of our investments in both Golar Partners and OLT-O are not recoverable and the diminution in share price is other than temporary.
With respect to our investment in OLT-O, as we have no established method of determining the fair value of this investment, we have not estimated its fair value as of September 30, 2015, but have not identified any changes in circumstances which would alter our view of fair value as disclosed in the Form 20-F for the year ended December 31, 2014.

2.	The carrying amounts of our short-term debts and loans receivable approximate their fair values because of the short maturity of these instruments.

3.	Our debt obligations are recorded at amortized cost in the consolidated balance sheets.

4.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

5.
The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The fair value/carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges for accounting purposes as of December 31, 2014 was $0.4 million (with a notional amount of $100.9 million). We had no designated cash flow hedges for accounting purposes as of September 30, 2015.

6.	The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

7.	The fair values of the equity derivatives are classified as other current liabilities in the balance sheet.

The carrying values of accounts receivable, liabilities held-for-sale, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short maturity of these instruments.

As of September 30, 2015, we had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,250,000	2018 to 2021	1.13% to 1.94%

As of September 30, 2015, the notional principal amount of the debt outstanding subject to interest rate swap agreements was $1,250.0 million (December 31, 2014: $1,475.9 million).

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of September 30, 2015 and December 31, 2014 would be adjusted as detailed in the following table:

	September 30, 2015			December 31, 2014
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	—	—	—	12,603	(292)	12,311
Total liability derivatives	61,375	—	61,375	16,694	(292)	16,402

18.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net (expenses) revenues:

	Nine months ended September 30,
(in thousands of $)	2015	2014
Management and administrative services revenue (a)	2,040	2,172
Ship management fees revenue (b)	5,482	5,757
Charterhire expenses (c)	(33,278)	—
Interest income on Eskimo vendor loan	3,776	—
	(21,980)	7,929

a)
Management and administrative services agreement - On March 30, 2011, the Partnership entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of ours, pursuant to which Golar Management will provide to the Partnership certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. The Partnership may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charged ship management fees to the Partnership for the provision of technical and commercial management of the vessels. Each of the Partnership’s vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that was jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS. On September 4, 2015, Golar Wilhelmsen became a wholly owned subsidiary of Golar as a result of our acquisition of the remaining 40% interest owned by Wilhelmsen Ship Management (Norway) AS.

c)
Charterhire expenses - This consists of the charterhire expenses that we incurred for the charterback of the Golar Eskimo and the Golar Grand from Golar Partners. In February 2015, Golar Partners exercised its option requiring us to charter in the Golar Grand for the period from February 16, 2015 until October 31, 2017 at approximately 75% of the hire rate paid by BG Group. For the nine months ended September 30, 2015, our costs in chartering the Golar Grand amounted to $20.4 million. We have excluded net expense of $5.0 million for the nine months ended September 30, 2015, relating to the release of the Golar Grand guarantee provision (See note 2).

In connection with the disposal of the Golar Eskimo in January 2015, we entered into an agreement with Golar Partners to charter back the vessel for the period from January 20, 2015 to June 30, 2015. Accordingly, we incurred total charter-hire expenses of $12.9 million in relation to the agreement in 2015 (See note 4).

Receivables (payables): The balances with Golar Partners and its subsidiaries as of September 30, 2015 and December 31, 2014 consisted of the following:

(in thousands of $)	September 30, 2015	December 31, 2014
Trading balances due from Golar Partners (a)	21,705	13,337
Methane Princess security lease deposit movement (b)	(2,923)	(3,486)
$20.0 million revolving credit facility (c)	—	20,000
Long-term loan to Golar Partners (d)	100,000	—
	118,782	29,851

a)
Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, charter hire expenses, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

b)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

c)
$20 million revolving credit facility - In April 2011, we entered into a $20 million revolving credit facility with Golar Partners. As of December 31, 2014, Golar Partners had fully drawn down the $20.0 million facility. This facility matured in April 2015 and was unsecured and interest-free. This facility was extended but was repaid on June 24, 2015.

d)
Long-term loan to Golar Partners - On January 20, 2015, we sold our interests in the company that owns and operates the Golar Eskimo to Golar Partners for $390.0 million. In connection with the disposal, we provided a $220.0 million vendor loan to the Partnership. The vendor loan granted had a two year term and bore interest at LIBOR plus a blended margin of 2.84%. Of this loan, $120 million was repaid in June 2015. The remaining balance of $100 million was repaid in November 2015.

Other transactions

Disposals to Golar Partners

In January 2015, we completed the disposal of our interests in the companies that own and operate the Golar Eskimo. The consideration was $390 million for the vessel, less the assumed bank debt of $162.8 million and purchase price adjustments of $7.2 million. In connection with the disposal, we also entered into an agreement to pay Golar Partners an aggregate amount of $12.9 million between January 2015 and June 2015 for the right to use the Golar Eskimo and receive all revenues earned from the vessel during this period. This included the right to receive any fees and any hire received under the ten-year time charter with the Government of the Hashemite Kingdom of Jordan for that period.

In December 2013, we entered into an agreement to sell our interest in the company that owns and operates the Golar Igloo. The sale was completed in March 2014. The cash consideration was $310.0 million for the vessel and charter less the assumed bank debt of $161.3 million and purchase price adjustments of $7.2 million (See note 4).

Golar Grand Guarantee

In connection with the disposal of the Golar Grand to Golar Partners in November 2012, we issued an option where in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, Golar Partners had the option to require us to charter the vessel through to October 2017.  The option was exercised in February 2015. Our re-assessment consequently resulted in a revised increased liability of $15.2 million from $7.2 million in December 31, 2014. For the nine months ended September 30, 2015, $3.8 million of the liability has been amortized, reducing our obligation to $12.2 million as of September 30, 2015 (See note 2).

Debt Guarantee

We issued debt guarantees to third party banks in respect of the Golar Igloo and the Golar Eskimo debt facilities but these were assumed by Golar Partners pursuant to the acquisitions of the Golar Igloo and the Golar Eskimo.

b) Net income (expenses) from (due to) other related parties (excluding Golar Partners):

	Nine months ended September 30,
(in thousands of $)	2015	2014
Frontline Ltd. and subsidiaries ("Frontline")	—	34
Ship Finance AS ("Ship Finance")	—	116
Seatankers Management Company Limited ("Seatankers")	—	(112)
Seadrill Ltd and subsidiaries ("Seadrill")	—	(5)
Golar Wilhemsen	(2,246)	(4,951)
	(2,246)	(4,918)

Payables to related parties (excluding Golar Partners):

(in thousands of $)	September 30, 2015	December 31, 2014
Golar Wilhemsen	—	(1,394)

	—	(1,394)

We used to transact business with the following parties, being companies in which World Shipholding, a major shareholder of Golar until September 2014, and companies associated with World Shipholding had a significant interest: Frontline, Ship Finance, Seatankers and Seadrill.

Net expense/income from Frontline, Seatankers and Ship Finance comprised fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.   Receivables and payables with these related parties comprised primarily of unpaid management fees, advisory and administrative services.

As of September 4, 2015, pursuant to the acquisition of the remaining 40% interest, we held 100% ownership interest in Golar Wilhemsen, thus making it a controlled and fully consolidated subsidiary from that date. Previous to that we held a 60% ownership interest in Golar Wilhelmsen, which we accounted for using the equity method.  Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services.

19.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	As of September 30, 2015	As of December 31, 2014
Book value of vessels secured against long-term loans	2,170,175	1,997,657

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Douglas Channel LNG Assets Partnership claim

In May 2013, we provided a short-term loan of $12.0 million to Douglas Channel LNG Assets Partnership ("DCLAP") as part of the potential FLNG project in Douglas Channel, British Columbia. The General Partner of DCLAP is a company wholly owned by LNG Partner LLC ("LNGP"). The loan had an original maturity date of September 30, 2013 and is secured by a general security agreement over the pipeline transportation capacity on the pipeline system that delivers natural gas to the area where the FLNG project is intended to operate.

In September 2013, LNGP filed for bankruptcy. We commenced legal proceedings against LNGP seeking to have a receiver appointed over the secured assets. As court proceedings progressed during 2014, the parties negotiated a reorganization plan where we were no longer a participant in the project but became a creditor. The reorganization plan, comprised of a new consortium of parties involved in the project, was finalized and approved by the Supreme Court of British Columbia in quarter ended December 31, 2014. We retain security of the assets until the project reaches final investment decision. Of the $12.0 million short-term loan, $5.0 million has been repaid to date. Accordingly, as of September 30, 2015, we have a balance of $6.7 million recorded within other receivables under current assets.

We continue to believe that we have strong arguments regarding our claim and the outstanding loan is recoverable, accordingly, as of September 30, 2015, we have not recorded any provision against the outstanding loan receivable.

Golar Viking related claim

In January 2011, Qatar Gas Trading Company Limited ("Nakilat") chartered the Golar Viking from us for a period of 15 months. In April 2012, the time charter party agreement was terminated early. On February 15, 2013, Nakilat formally commenced arbitration proceedings against us claiming damages of $20.9 million for breach of contract, including that of early termination of the charter. In December 2013, we did not record any provision as we believed that we had strong arguments to defend ourselves against such claims. Arbitration proceedings commenced in 2014, which included the completion of the exchange of disclosure, witness statements and expert reports in December 2014.
Following this and our legal counsel’s advice, we entered into compromise settlement discussions with the other parties. The compromise settlement was agreed in January 2015 for an amount of $14.5 million. We maintain defence and indemnity insurance for these types of claims. A contribution of $0.6 million was made by our insurers in relation to the claim. Accordingly, as of December 31, 2014, we recorded a provision of $13.9 million related to the claim of which $3.5 million was previously recognized in prior years. The claim was settled in January 2015.
UK tax lease benefits
As described under note 38 in our audited consolidated financial statements filed with our Annual Report on form 20-F for the year ended December 31, 2014, during 2003 we entered into six UK tax leases.  Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (HMRC) with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments to HMRC or the UK vessel lessor, which could adversely affect our earnings or financial position.  We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees).

Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at September 30, 2015, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but it is unclear whether such an appeal has been filed since that information is not currently publicly available. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC.  Nevertheless, we are continuing the process of reviewing the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us.

20.    SUBSEQUENT EVENTS

In October 2015, the Board authorized the issue of up to 500,000 share options to Directors and employees of the Company and its subsidiaries under the Company's existing share option scheme. The 500,000 issued options have a strike price of $56.70 per share which will be adjusted for each time the Company pays dividends. Fifty percent of recipients' allotted options will vest on October 21, 2018 and the remaining fifty percent on October 21, 2019. The exercise period is five years.

As previously disclosed, we entered into a Pool Agreement with Dynagas Ltd., or Dynagas, GasLog Carriers Ltd., or GasLog, and a pool manager equally owned by Dynagas, GasLog and Golar, or the Pool Manager, to form a LNG carrier pooling arrangement, or the Cool Pool, to market LNG carriers (154,000 - 162,000 cbm) that are currently operating in the LNG shipping spot market. In October 2015, the Cool Pool successfully commenced its operations.

In November 2015, we entered into a memorandum of agreement with a subsidiary of China Merchant Bank Financial Leasing, or CMBL, under which we agreed to sell, and the subsidiary of CMBL agreed to buy, the Golar Tundra upon satisfaction of certain conditions precedent on or before December 31, 2015, for the purchase price of the lower of $203.6 million or the Golar Tundra’s fair market value. Simultaneously in November 2015, we entered into a bareboat charter party agreement with the subsidiary of CMBL, pursuant to which, as part of the sale and leaseback transaction, we agreed to charter the Golar Tundra from the subsidiary of CMBL for a 10 year period beginning upon delivery of the Golar Tundra from the subsidiary of CMBL to us. The bareboat charter provides us with several options to purchase the Golar Tundra during the charter period, with the earliest from the end of the third year of the bareboat charter, and requires us to purchase the Golar Tundra at the end of the 10 year charter if we have not previously exercised a purchase option. We drew down on the financing arrangement upon delivery of the vessel in November 2015. The financing arrangement is provided by CMBL on a charter-free basis and has a 16 year amortization profile. The financing arrangement resulted in excess cash of approximately $50 million over and above the final delivery payment to the shipyard. As part of this financing commitment CMBL also provided a parallel facility to refinance the Golar Partners owned FSRU, Golar Eskimo. Golar Partners drew down on the facility in November 2015, using $100.0 million of the proceeds to settle the remaining balance on the vendor bridging loan granted by us in connection with the disposal of the Golar Eskimo to Golar Partners.

In November 2015, we entered into a contract to provide West African Gas Limited, or WAGL, with FSRU services to support their LNG import operations in Ghana. WAGL is jointly owned by subsidiaries of the Nigerian National Petroleum Corporation with 60% and Sahara Energy Resource Ltd with 40%. The joint venture is developing an LNG import project at the port of Tema on the coast of Ghana, West Africa with a planned start up in the second quarter of 2016. The FSRU will be moored inside the port at a new jetty being built by WAGL. The contract is for an initial period of five years with the option for WAGL to extend for a further five years. The contract is for the provision of the newbuild FSRU Golar Tundra, which we took delivery of in November 2015.

In November 2015, we declared a dividend of $0.45 per share in respect of the quarter ended September 30, 2015 to holders of record on December 10, 2015, which is due to be paid on or about January 6, 2016. In addition, Golar Partners made a cash distribution of $0.5775 per unit in November 2015 in respect of the quarter ended September 30, 2015, of which we received $13.3 million of dividend income in relation to our ownership of Golar Partners’ common, subordinated and general partner units and incentive distribution rights, or IDRs, held at the relevant record date.

In November 2015, we agreed to repossess the Salju (formerly the Golar Viking) (based on a current vessel market valuation of $125 million) in consideration for extinguishment of the total outstanding balance on the loan from us of $138.5 million. Accordingly, as of September 30, 2015, we recognized an impairment provision (including repossession costs) of $15.0 million. In December 2015, we completed the repossession of the Salju from Equinox. Furthermore, in December 2015, we entered into a five year secured amortizing term loan facility with certain financial institutions to refinance the Salju. The loan is repayable in five years and is interest bearing at LIBOR plus a margin.